EXHIBIT 99.1

Sono Group N.V. presents three new members of its Supervisory Board

  Three professionals with extensive business and corporate management experience have been appointed
  Sandra Vogt-Sasse has been appointed Chair of the Supervisory Board. Thomas Wiedermann becomes Vice-Chair

MUNICH, Germany, Sept. 11, 2023 (GLOBE NEWSWIRE) -- Solar technology company Sono Group N.V. (the "Company"), the parent company of Sono Motors GmbH ("Sono Motors"), today presented three new members of its Supervisory Board. The new Supervisory Board members have been appointed on an interim basis until their formal election at the Company's next annual general meeting. The four-member Supervisory Board consists of financial experts and an employee representative and is chaired by Sandra Vogt-Sasse, who is supported by Thomas Wiedermann as Vice-Chair. Martin Sabbione also joins the Supervisory Board as an additional new member. Johannes Trischler, an employee representative, has been a member of the Company's Supervisory Board since November 2021.

"Despite the current challenges, we are working tirelessly on our mission to equip every vehicle with solar. Our Supervisory Board, composed of experts in their respective fields, will support us with the extensive know-how of its members," said Jona Christians, CEO and co-founder of Sono Motors. "We have appointed experienced professionals with expertise in business and corporate management to the Supervisory Board."

The members of the Supervisory Board of Sono Group N.V. are:

  Sandra Vogt-Sasse: self-employed tax consultant and auditor; Managing Director of SAVOSA GmbH Steuerberatungsgesellschaft; board member of a company closely linked to the capital market through its products and services
  Martin Sabbione: Senior Head of Controlling of Volkswagen Group Charging GmbH; formerly CFO of Sono Motors GmbH and Head of Investment at WiWin GmbH & Co, KG
  Thomas Wiedermann: CRO and CEO Production, Engineering, R&D, Processes at Rudolf Dankwardt GmbH; independent interim manager; board member/managing director of multiple international, medium-sized companies
  Johannes Trischler: General Counsel of Sono Motors GmbH, employee representative

ABOUT SONO MOTORS

Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including third-party OEM cars, buses, refrigerated vehicles, and recreational vehicles — to extend the range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to the risks, uncertainties and assumptions with respect to: expectations regarding the self-administration proceedings, for which Sono Group N.V. and Sono Motors GmbH have applied, the outcome of which is uncertain; the company‘s ability to maintain relationships with lenders, suppliers, customers, employees and other third parties as a result of the applications for the opening of self-administration proceedings and the related increased performance and credit risks associated with the company‘s constrained liquidity position and capital structure; the company‘s ability to access the external funding required to successfully restructure its business; the ability to maintain Sono Group N.V.’s stock exchange listing; and the length of time that Sono Group N.V. and Sono Motors GmbH would operate under the self-administration proceedings. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.